1 Houston Center

1221 McKinney, Suite 3700

Houston, Texas 77010

Phone (713) 209-1100 • Fax (713) 752-0828

May 6, 2010

Daybreak Oil and Gas, Inc.

Attention: Mr. Tom Kilbourne

601 W. Main Avenue, Suite 1012

Spokane, Washington 99201

Re:	Estimated Reserves and Future Net Revenue As of March 1, 2010 SEC Pricing Case

Gentlemen:

Pursuant to your request, we have estimated the oil and gas reserves and projected the associated future revenues net to the interest owned by Daybreak Oil and Gas, Inc. (“Daybreak”). The properties evaluated are located in Kern County, California.

Our conclusions, as of March 1, 2010, follow:

	Net to Daybreak Oil and Gas, Inc. *
	Proved Developed		Proved	Total
SEC Product Prices	Producing	Nonproducing	Undeveloped	Proved

Estimated Future Net Oil/Cond., bbl	30,831	7,816	23,507	62,155
Estimated Future Net Gas, MMcf	0.0	0.0	0.0	0.0

Estimated Future Gross Revenue, $	1,814,422	459,969	1,383,407	3,657,798
Estimated Future Operating Expenses, $	457,422	141,130	165,443	763,995
Estimated Future Production Taxes, $	22,370	5,671	17,056	45,096
Estimated Future Capital Expenditures, $	0	121,192	224,375	345,567
Estimated Future Net Revenue (FNR), $	1,334,630	191,977	976,533	2,503,140
Estimated FNR, Discounted at 10%, $	1,091,027	125,851	759,050	1,975,928
Estimated FNR, Discounted at 15%,$	1,002,547	102,366	679,343	1,784,255

Projected Revenues by Year – SEC Product Prices
Estimated Net Revenue, $
2010 (3/1/10 to 12/31/10)	362,155	(57,759)	43,514	347,909
2011	319,426	71,615	341,978	733,018
2012	230,051	55,337	229,405	514,793
Thereafter	422,998	122,784	361,636	907,420
Total	1,334,630	191,977	976,533	2,503,140

Estimated Production – 2010 (3/1/10 to 12/31/10)
Oil/Cond., Mbbl	6,815	1,291	4,396	12,503
Gas, MMcf	0.0	0.0	0.0	0.0

* Numbers subject to rounding.

Daybreak Oil and Gas, Inc.

May 6, 2010

Page Two

Report Preparation

Purpose of Report – The purpose of this report is to provide Daybreak with a projection of future reserves and revenues that conforms to the Securities and Exchange Commission (“SEC”) reporting requirements.

Reporting Requirements – SEC Regulation S-K, Item 102, and Regulation S-K, Rule 4-10, and Financial Accounting Standards Board (“FASB”) Statement No. 69 require oil and gas reserve information to be reported by publicly held companies as supplemental financial data. These regulations and standards provide for estimates of Proved reserves and revenues discounted at 10% utilizing product prices based on the arithmetic average of the first-day-of-the-month prices for the trailing twelve months.

Standards of Practice – The Society of Petroleum Engineers (“SPE”) requires Proved reserves to be economically recoverable with prices and costs in effect on the “as of” date of the report. In addition, the SPE has issued Standards Pertaining to the Estimating and Auditing of Oil and Gas Reserve Information which sets requirements for qualifications and independence of reserve estimators and auditors and accepted methods to be used for estimating future reserves.

The estimated reserves contained herein were prepared in accordance with our understanding of all the applicable SEC, FASB, and SPE regulation requirements and definitions.

Definitions for reserves as outlined in SEC Regulation S-X, Rule 4-10 are included herein.

Reserve Estimates

Reserves for the producing properties were based on extrapolation of production history where there was sufficient history to suggest a decline trend. The reserves for the remaining producing, nonproducing and undeveloped properties were projected utilizing analogy to offset wells producing from similar formations of by volumetric analysis. Reserves assigned by analogy and volumetric analysis are subject to greater revision than reserves projected using established performance trends.

Projections

The reserve and revenue projections included herein are on a calendar year basis with the first time period being the ten-month period from March 1, 2010 through December 31, 2010.

Product Prices

The benchmark price for oil of $66.93 per barrel was based on the arithmetic average of the first-of-month NYMEX WTI spot price for the trailing twelve months and was held constant throughout the life of the properties.

Oil prices were adjusted on a property-by-property basis for gravity, heating value, sulfur content, transportation costs, and market area utilizing Daybreak’s historical accounting records.

A comparison of the average product prices, weighted as a composite for all properties, follows:

	Oil/Cond., $/bbl
SEC Product Prices	Benchmark Price	Adjusted Price
2010 (3/1/10 – 12/31/10)	66.93	58.85
2011	66.93	58.85
Average Over Life	66.93	58.85
Maximum	66.93	58.85

Daybreak Oil and Gas, Inc.

May 6, 2010

Page Three

Operating Expenses

Lease operating expenses were estimated on a well-by-well basis utilizing Daybreak’s historical accounting data. The lease operating expenses were adjusted for nonrecurring costs where applicable.

Severance and ad valorem taxes are generally deducted as a percentage of gross revenues or as a charge per unit of production.

Operating costs were held constant throughout the life of the properties. The individual well projections of oil and gas cease when operating expenses exceed gross revenues.

Values Not Considered

In all cases, we have attempted to account for all deductions from gross revenues except for the following:

1.	Federal Income Tax

2.	Depreciation, depletion, and/or amortization, if any

3.	Costs in excess of revenues for uneconomic leases

4.	Plugging and abandonment costs in excess of salvage value

5.	Environmental restoration costs, if any

6.	Product price hedges, if any

Also, we have not assigned value to nonproducing acreage or to acreage held by production, if any.

Report Qualifications

Estimates of future revenues are based on projections of recoverable hydrocarbons, rates of production, timing of recompletions and drilling, proration by state and federal agencies, operating costs, direct taxes, and product prices. Any unusual combination of the many factors could result in future receipts being considerably more or less than those estimated herein.

THE REVENUES AND PRESENT WORTH OF FUTURE NET REVENUES ARE NOT REPRESENTED TO BE MARKET VALUES EITHER FOR THE INDIVIDIUAL PROPERTIES OR ON A TOTAL PROPERTY BASIS.

Data Sources

Data including basic well information, product prices, operating costs, initial test rates, and ownership interests were supplied by Daybreak. We have accepted these data as correct.

Production statistics were obtained from daybreak and public sources. They were generally updated through February 2010. We retain in our files plotted production histories for all properties and certain other information which we believe pertinent. We have not inspected the properties evaluated in this report, nor have we conducted independent well test.

Respectfully submitted,

Gregory S. Floyd, P.E.
Texas Registered Engineering Firm F-1024

GSF:klh